================================================================================





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   FORM 11-K
                                 ANNUAL REPORT

                                ---------------

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1998

                    TRUMP MARINA HOTEL & CASINO SAVINGS PLAN
                    ----------------------------------------
                            (Full title of the Plan)

                     TRUMP HOTELS AND CASINO RESORTS, INC.
          ------------------------------------------------------------
          (Name of Issuer of the securities held pursuant to the Plan)


                                 2500 Boardwalk
                        Atlantic City, New Jersey 08401
                    (Address of principal executive office)



================================================================================

                    TRUMP MARINA HOTEL & CASINO SAVINGS PLAN
                    ----------------------------------------

              (FORMERLY TRUMP CASTLE HOTEL & CASINO SAVINGS PLAN)
              ---------------------------------------------------


             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
             -----------------------------------------------------


                                 TOGETHER WITH
                                 -------------


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

                    TRUMP MARINA HOTEL & CASINO SAVINGS PLAN
                    ----------------------------------------

              (formerly Trump Castle Hotel & Casino Savings Plan)
              ---------------------------------------------------


                                     INDEX
                                     -----



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

  Statements of Net Assets Applicable to Participants' Equity as of
    December 31, 1998 and 1997

  Statement of Changes in Net Assets Applicable to Participants' Equity for the Year Ended December 31, 1998

  Notes to Financial Statements



SUPPLEMENTAL SCHEDULES:

 I -- Item 27a - Schedule of Assets Held for Investment Purposes as of
                 December 31, 1998

II -- Item 27d - Schedule of Reportable Transactions for the Year Ended
                 December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Benefits Committee of the

           Trump Marina Hotel & Casino Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Marina Hotel & Casino Savings Plan (formerly Trump Castle Hotel & Casino Savings Plan) (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1998 and 1997, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP


Roseland, New Jersey
June 10, 1999

                    TRUMP MARINA HOTEL & CASINO SAVINGS PLAN
                    ----------------------------------------

              (formerly Trump Castle Hotel & Casino Savings Plan)
              ---------------------------------------------------


          STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
          -----------------------------------------------------------

                        AS OF DECEMBER 31, 1998 AND 1997
                        --------------------------------




                                                                 1998          1997
                                                            -------------  -------------

ASSETS:
  Investments at market value (Notes 1 and 3)-
   Pacific Fund                                               $2,001,968     $2,114,825
   Federal Securities Fund                                     2,770,559      2,434,240
   Capital Fund                                                6,850,539      6,598,997
   Basic Value Fund                                           11,317,212      9,743,550
   Growth Fund                                                 3,505,244      5,657,165
   Global Allocation Fund                                      1,444,312      1,520,865
   Templeton Foreign Fund                                        246,683        210,316
   MFS Emerging Growth Fund                                    1,013,754        344,258
   Davis New York Venture Fund                                 2,596,191        865,109
   Delaware Trend Fund                                           160,417         31,474
   Trump Hotels & Casino Resorts, Inc. Common Stock              566,473        315,949
   Retirement Preservation Trust Fund                            313,708        146,143
   Ready Assets Trust Fund                                     4,624,245      4,196,054
  Participants' Loans Receivable                               4,543,880      4,424,600
  Other                                                            6,453          9,594
  Contributions Receivable from Participants                     183,696        245,022
                                                            -------------  -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                $42,145,334    $38,858,161
                                                            =============  =============


The accompanying notes to financial statements are an integral part of these statements.


                                                                      Pacific
                                                                       Fund
                                                                   -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                                  $2,114,825
                                                                   -------------
   Contributions-
     Participants                                                       233,039
     Plan Sponsor (net of forfeitures)                                   68,341
     Participant Rollovers                                                    0
                                                                   -------------

           Total contributions                                          301,380

   Dividend income                                                       81,468
   Interest income                                                       26,398
   Realized/unrealized appreciation (depreciation) of investments        83,296
   Distributions to participants                                       (148,232)
   Loans issued to participants                                        (113,414)
   Loan principal repayments                                            110,296
   Transfers from (to) related plans                                    (34,668)
   Interfund transfers (net)                                           (419,381)
   Administrative expenses                                                    0
                                                                   -------------

           Increase (decrease) in net assets                           (112,857)
                                                                   -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year           $2,001,968
                                                                   =============

                    TRUMP MARINA HOTEL & CASINO SAVINGS PLAN
                    ----------------------------------------

              (formerly Trump Castle Hotel & Casino Savings Plan)
              ---------------------------------------------------


     STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
     ---------------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


                                                                          Federal
                                                                        Securities    Capital    Basic Value    Growth
                                                                           Fund         Fund        Fund         Fund
                                                                       ------------  ----------  -----------  ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                                     $2,434,240   $6,598,997  $9,743,550   $5,657,165
                                                                       ------------  ----------  -----------  ----------
   Contributions-
     Participants                                                          300,799      565,014     797,134      644,129
     Plan Sponsor (net of forfeitures)                                      99,585      169,633     236,109      185,834
     Participant Rollovers                                                       0            0       4,533            0
                                                                       ------------  ----------  -----------  ----------

           Total contributions                                             400,384      734,647   1,037,776      829,963

   Dividend income                                                         151,551      433,340     886,580       73,024
   Interest income                                                          31,089       65,657      97,018       52,489
   Realized/unrealized appreciation (depreciation) of investments            8,605      (58,386)    205,741   (1,249,303)
   Distributions to participants                                          (318,820)    (547,539)   (679,738)    (335,354)
   Loans issued to participants                                           (173,337)    (383,694)   (486,239)    (253,982)
   Loan principal repayments                                               138,840      260,589     371,245      221,800
   Transfers from (to) related plans                                       (28,600)       6,213      30,502      (10,100)
   Interfund transfers (net)                                               126,607     (259,285)    110,777   (1,480,458)
   Administrative expenses                                                       0            0           0            0
                                                                       ------------  ----------  -----------  ----------

           Increase (decrease) in net assets                               336,319      251,542   1,573,662   (2,151,921)
                                                                       ------------  ----------  -----------  ----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year              $2,770,559   $6,850,539 $11,317,212   $3,505,244
                                                                       ============  ========== ============ ===========


The accompanying notes to financial statements are an integral part of this statement.



                                                                                               MPS        Davis
                                                                      Global    Templeton    Emerging    New York    Delaware
                                                                    Allocation   Foreign      Growth     Venture      Trend
                                                                       Fund        Fund        Fund        Fund        Fund
                                                                    ----------  ----------  ----------  ----------  ----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                                 $1,520,865   $210,316    $344,258    $865,109     $31,474
                                                                    ----------  ----------  ----------  ----------  ----------
   Contributions-
     Participants                                                      202,710     70,388     140,057     317,633      31,192
     Plan Sponsor (net of forfeitures)                                  62,513     22,835      46,959      99,268       9,472
     Participant Rollovers                                                   0          0       4,533         555           0
                                                                    ----------  ----------  ----------  ----------  ----------
           Total contributions                                         265,223     93,223     191,549     417,456      40,664

   Dividend income                                                     168,394     24,400       8,788      56,662      17,724
   Interest income                                                      16,439      4,659       7,867      23,301       1,254
   Realized/unrealized appreciation (depreciation) of investments     (159,052)   (43,838)    110,096     196,048      (2,357)
   Distributions to participants                                       (90,579)   (50,120)    (38,032)   (117,667)     (6,268)
   Loans issued to participants                                        (86,500)   (43,922)    (49,628)   (126,443)    (17,437)
   Loan principal repayments                                            65,386     20,248      35,222     134,567       5,408
   Transfers from (to) related plans                                    (5,339)     3,811        (360)     76,388        (854)
   Interfund transfers (net)                                          (250,525)    27,906     403,994   1,070,770      90,809
   Administrative expenses                                                   0          0           0           0           0
                                                                    ----------  ----------  ----------  ----------  ----------

           Increase (decrease) in net assets                           (76,553)    36,367     669,496   1,731,082     128,943
                                                                    ----------  ----------  ----------  ----------  ----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year          $1,444,312   $246,683  $1,013,754  $2,596,191    $160,417
                                                                    ==========  ==========  ==========  ==========  ==========

The accompanying notes to financial statements are an integral part of this statement.





                                                                          Trump Hotels
                                                                            & Casino
                                                                          Resorts, Inc.  Retirement     Ready     Participants'
                                                                             Common     Preservation    Assets        Loans
                                                                              Stock      Trust Fund   Trust Fund    Receivable
                                                                          ------------  ------------  ----------  -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,                              $315,949      $146,143    $4,196,054    $4,424,600
  beginning of year                                                       ------------  ------------  ----------  -------------

   Contributions-                                                             54,044        40,110       512,387             0
     Participants                                                             14,466        15,185       102,604             0
     Plan Sponsor (net of forfeitures)                                             0             0           555             0
     Participant Rollovers                                                ------------  ------------  ----------  -------------

           Total contributions                                                68,510        55,295       615,546             0

   Dividend income                                                                 0        14,185       223,363             0
   Interest income                                                             9,048           872        57,040             0
   Realized/unrealized appreciation (depreciation) of investments           (230,517)            0             0             0
   Distributions to participants                                             (32,321)      (67,924)     (335,810)     (307,679)
   Loans issued to participants                                              (14,637)      (24,364)     (334,452)    2,108,049
   Loan principal repayments                                                  32,141         4,126       262,425    (1,662,293)
   Transfers from (to) related plans                                          (1,168)           99       (22,422)      (18,779)
   Interfund transfers (net)                                                 419,468       185,276       (25,903)          (55)
   Administrative expenses                                                         0             0       (11,596)           37
                                                                          ------------  ------------  ----------  -------------

           Increase (decrease) in net assets                                 250,524       167,565       428,191       119,280
                                                                          ------------  ------------  ----------  -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year                  $566,473      $313,708    $4,624,245    $4,543,880
                                                                          ============  ============ ===========  =============

The accompanying notes to financial statements are an integral part of this statement.



                                                                               Other       Total
                                                                            ----------- ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                                           $254,616   $38,858,161
                                                                            ----------- ------------
   Contributions-
     Participants                                                              (61,616)    3,847,020
     Plan Sponsor (net of forfeitures)                                               0     1,132,804
     Participant Rollovers                                                           0        10,176
                                                                            ----------- ------------

           Total contributions                                                 (61,616)    4,990,000

   Dividend income                                                                   0     2,139,479
   Interest income                                                               1,767       394,898
   Realized/unrealized appreciation (depreciation) of investments                    0    (1,139,667)
   Distributions to participants                                                (6,794)   (3,082,877)
   Loans issued to participants                                                      0             0
   Loan principal repayments                                                         0             0
   Transfers from (to) related plans                                             2,000        (3,277)
   Interfund transfers (net)                                                         0             0
   Administrative expenses                                                         176       (11,383)
                                                                            ----------- ------------

           Increase (decrease) in net assets                                   (64,467)    3,287,173
                                                                            ----------- ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year                    $190,149   $42,145,334
                                                                           ============ ============

The accompanying notes to financial statements are an integral part of this statement.


                    TRUMP MARINA HOTEL & CASINO SAVINGS PLAN
                    ----------------------------------------

              (formerly Trump Castle Hotel & Casino Savings Plan)
              ---------------------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------



(1)   SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES:
      ----------------------

       Basis of Accounting-
       --------------------

        The accompanying financial statements of the Trump Marina Hotel & Casino Savings Plan (formerly Trump Hotel & Casino Savings Plan) (the "Plan") have been prepared on the accrual basis of accounting.

       Plan Expenses-
       --------------

        Expenses related to the administration of the Plan have been paid by Trump Castle Associates, L.P. (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $32,000 in 1998.

       Investments-
       ------------

        The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by Merrill Lynch Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

       Use of Estimates-
       -----------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Reclassifications-
       ------------------

        Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

(2)   PLAN DESCRIPTION:
      -----------------

        The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       General-
       --------

        The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on September 1, 1986. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18.

        The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). Merrill Lynch Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

       Contributions-
       --------------

        Participants-
        -------------

         Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation (effective January 1, 1999, 20% of annual compensation), as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1998 limit was $10,000 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

        Plan Sponsor-
        -------------

         The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined.

        Participant Rollovers-
        ----------------------

         The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

        Distributions to Participants-
        ------------------------------

         Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

         A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

         Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1998 or 1997.

        Vesting-
        --------

         Voluntary contributions are fully vested at all times and are not subject to forfeiture.

         The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

           Years of Continuous Service                Percentage Vested
           ---------------------------              ---------------------

              Less than two years                             0%
              Two years                                      25%
              Three years                                    50%
              Four years                                     75%
              Five years or more                            100%

        Forfeitures-
        ------------

         The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1998, $62,939 was used to reduce Plan Sponsor contributions. As of December 31, 1998 and 1997, $82 and $47 were available to reduce future Plan Sponsor contributions, respectively.

        Loans-
        ------

         The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1998 had interest rates ranging from 8.75% to 9.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

(3)   INVESTMENTS:
      ------------

       Participants can invest their funds in thirteen available investment vehicles as described below-

        Mutual Funds-
        -------------

         PACIFIC FUND - An overseas fund investing in equities of corporations based in the Far East and Western Pacific geographic regions. This fund provides a long-term objective of capital appreciation.

         FEDERAL SECURITIES FUND - A securities fund investing in United States Government agencies seeking a high current return.

         CAPITAL FUND - Mutual fund investing in equity securities of undervalued companies with the objective of seeking the highest total investment return consistent with prudent risk.

         BASIC VALUE FUND - Mutual fund investing in equity and debt securities of companies with minimum financial benchmarks. This fund's objective is to seek capital appreciation.

         GROWTH FUND - Mutual fund investing in equity securities with the objective of capital appreciation.

         GLOBAL ALLOCATION FUND - Mutual fund investing in United States and foreign equity, debt and money market securities with the objective of capital appreciation.

         TEMPLETON FOREIGN FUND - Mutual fund investing in virtually any type of security in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

         MFS EMERGING GROWTH FUND - Mutual fund investing in small and medium sized companies with growth rates expected to be well above the growth rate of the overall economy and the rate of inflation.

         DAVIS NEW YORK VENTURE FUND - Mutual fund investing primarily in equity securities of United States and foreign companies with the objective of capital appreciation.

         DELAWARE TREND FUND - Mutual fund investing in securities of financially strong companies with the objective of achieving a moderate return with limited risk.

        Common Stock-
        -------------

         TRUMP HOTELS & CASINO RESORTS, INC. ("THCR") COMMON STOCK - This is the common stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

        Money Market Funds-
        -------------------

         RETIREMENT PRESERVATION TRUST FUND - Fund investing in money market funds that seek the highest current income, consistent with liquidity and stability of principal, but investing in short-term money market instruments.

         READY ASSETS TRUST FUND - Fund investing in money market funds.

(4)   TAX STATUS:
      -----------

       The Plan obtained its latest determination letter on August 18, 1994, which covered all amendments through January 1, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5)   PLAN TERMINATION:
      -----------------

       While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

(6)   RELATED PARTY
      TRANSACTIONS:
      -------------

       Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

       Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 1998 and 1997, the Plan holds Common Stock with a market value of $566,473 and $315,949, respectively. During the year ended December 31, 1998, Common Stock was acquired at a cost of $929,277; and Common Stock was sold with an original cost basis of $443,670.

       The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

        Transfers out of the Trump Marina Hotel & Casino Savings
          Plan, net                                                     ($3,277)
        Transfers out of the Trump Taj Mahal Hotel & Casino Savings
          Plan, net                                                     (73,313)
        Transfers out of the Trump Plaza Hotel & Casino Savings Plan,
          net                                                           (46,372)
        Transfers to the Trump Casino Services Savings Plan, net         21,277
        Transfers to the Trump Indiana Savings Plan, net                101,685
                                                                     -----------

                    Net Related Plan Transfers                         $      0
                                                                     ===========

(7)   SUBSEQUENT EVENT:
      -----------------

       During 1999, the Plan will merge with the Trump Taj Mahal Hotel & Casino Savings Plan ("Taj Plan"). The Taj Plan will be renamed the Trump Capital Accumulation Plan.

                                                                      SCHEDULE I


                    TRUMP MARINA HOTEL & CASINO SAVINGS PLAN
                    ----------------------------------------

              (formerly Trump Castle Hotel & Casino Savings Plan)
              ---------------------------------------------------


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

              EMPLOYER IDENTIFICATION #22-2608426, PLAN NUMBER 001
              ----------------------------------------------------



                             (c) Description of investment
   (b) Identity of issue,   including maturity date, rate of
     borrower, lessor or      interest, collateral, par or                   (e) Market
(a)     similar party                maturity value             (d) Cost        Value
---  -------------------   ----------------------------------  -----------  ------------

*    Merrill Lynch         Pacific Fund, Overseas Equity
                             Securities, 113,490 units of
                             participation                     $2,242,245   $2,001,968

*    Merrill Lynch         Federal Securities Fund, U. S.
                             Government Agencies, 282,999
                             units of participation             2,732,643    2,770,559

*    Merrill Lynch         Capital Fund, Equity Securities,
                             199,086 units of participation     6,138,768    6,850,539

*    Merrill Lynch         Basic Value Fund, Equity and Debt
                             Securities, 297,665 units of
                             participation                      9,120,211   11,317,212

*    Merrill Lynch         Growth Fund, Equity Securities,
                             162,959 units of participation     4,088,948    3,505,244

*    Merrill Lynch         Global Allocation Fund, U. S. and
                             Foreign Equity and Debt
                             Securities, 114,537 units of
                             participation                      1,614,504    1,444,312

     Templeton Funds,      Templeton Foreign Fund, Foreign
     Inc.                    Equity and Debt Securities,
                             29,402 units of participation        294,084      246,683

     MFS Funds             MFS Emerging Growth Fund, Equity
                             Securities, 22,730 units of
                             participation                        885,692    1,013,754

     Davis Funds, Inc.     Davis New York Venture Fund,
                             Foreign Equity Securities,
                             103,806 units of participation     2,411,573    2,596,191

     Delaware Group        Delaware Trend Fund, Equity
                             Securities, 9,640 units of
                             participation                        158,545      160,417
                                                               -----------  ------------

           Total investment in mutual funds                    29,687,216   31,906,879
                                                               -----------  -----------

                                         -2-
                                                                      SCHEDULE I
                                                                     (continued)


                              (c) Description of investment
   (b) Identity of issue,   including maturity date, rate of
     borrower, lessor or      interest, collateral, par or                   (e) Market
(a)     similar party                maturity value             (d) Cost        Value
---  -------------------   ----------------------------------  -----------  ------------

**   Trump Hotels &        Trump Hotels & Casino Resorts,
      Casino Resorts,        Inc. Common Stock, 151,060
      Inc.                   shares                               $935,627     $566,473
                                                               -----------  ------------
*    Merrill Lynch         Retirement Preservation Trust
                             Fund, Money Market Funds,
                             313,708 units of participation        313,708      313,708

*    Merrill Lynch         Ready Assets Trust Fund, Money
                             Market Funds, 4,624,245 units
                             of participation                    4,624,245    4,624,245
                                                               -----------  ------------

           Total investment in Money Market Funds                4,937,953    4,937,953
                                                               -----------  ------------

     Participants'         Interest rates ranging from 8.75%
      loans                  to 9.50% and maturities ranging
                             from 1999 through 2013              4,543,880    4,543,880
                                                               -----------  ------------
                                                               $40,104,676  $41,955,185
                                                               ===========  ============

                           *Denotes party-in-interest
                            **Denotes related party

The accompanying notes to financial statements are an integral part of this schedule.


                                                                     SCHEDULE II

                    TRUMP MARINA HOTEL & CASINO SAVINGS PLAN
                    ----------------------------------------

              (formerly Trump Castle Hotel & Casino Savings Plan)
              ---------------------------------------------------

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------

                    FOR THE YEAR ENDED DECEMBER 31, 1998 (A)
                    ----------------------------------------

              EMPLOYER IDENTIFICATION #22-2608426, PLAN NUMBER 001
              ----------------------------------------------------


                                                                                            (c) Purchase
  (a) Identity of Party Involved                   (b) Description of Asset                     Price         (d) Selling Price
-----------------------------------  ----------------------------------------------------  ---------------  ---------------------

Merrill Lynch                        Pacific Fund-
                                       384 Purchases                                         $1,286,862                    N/A
                                       410 Sales                                                    N/A             $1,462,932

Merrill Lynch                        Federal Securities Fund-
                                       407 Purchases                                          1,240,362                    N/A
                                       494 Sales                                                    N/A                855,971

Merrill Lynch                        Capital Fund-
                                       485 Purchases                                          2,223,501                    N/A
                                       570 Sales                                                    N/A              1,889,190

Merrill Lynch                        Basic Value Fund-
                                       566 Purchases                                          4,950,175                    N/A
                                       598 Sales                                                    N/A              3,510,686

Merrill Lynch                        Growth Fund-
                                       478 Purchases                                          2,044,467                    N/A
                                       603 Sales                                                    N/A              2,895,863

Davis Funds, Inc.                    Davis New York Venture Fund-
                                       383 Purchases                                          2,169,017                    N/A
                                       306 Sales                                                    N/A                639,780

Merrill Lynch                        Retirement Preservation Trust Fund-
                                       223 Purchases                                          1,184,223                    N/A
                                       98   Sales                                                   N/A              1,016,658

Merrill Lynch                        Ready Assets Trust Fund-
                                       682 Purchases                                          3,703,004                    N/A
                                       476 Sales                                                    N/A              3,274,813

Merrill Lynch                        Loan Fund-
                                       202 Purchases                                          2,129,007                    N/A
                                       137 Sales                                                    N/A              2,009,727



                                                                 (h) Current Value of Asset     (i) Net Gain
  (a) Identity of Party Involved         (g) Cost of Asset          on Transaction Date             (Loss)
-----------------------------------    ---------------------   ------------------------------  ---------------


Merrill Lynch                               $1,286,862                     $1,286,862                    N/A
                                             1,602,856                      1,462,932              ($139,924)

Merrill Lynch                                1,240,362                      1,240,362                    N/A
                                               845,636                        855,971                 10,335

Merrill Lynch                                2,223,501                      2,223,501                    N/A
                                             1,709,270                      1,889,190                179,920

Merrill Lynch                                4,950,175                      4,950,175                    N/A
                                             3,038,496                      3,510,686                472,190

Merrill Lynch                                2,044,467                      2,044,467                    N/A
                                             2,922,782                      2,895,863                (26,919)

Davis Funds, Inc.                            2,169,017                      2,169,017                    N/A
                                               633,630                        639,780                  6,150

Merrill Lynch                                1,184,223                      1,184,223                    N/A
                                             1,016,658                      1,016,658                      0

Merrill Lynch                                3,703,004                      3,703,004                    N/A
                                             3,274,813                      3,274,813                      0

Merrill Lynch                                2,129,007                      2,129,007                    N/A
                                             2,009,727                      2,009,727                      0


 (A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1998.


The accompanying notes to financial statements are an integral part of this schedule.
